Filed by Holicity Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Astra Space, Inc.

Commission File No. 001-39426

Date: June 7, 2021

On June 7, 2021, an article appeared on SpaceNews.com that discussed the business combination between Holicity Inc. (the “Company”) and Astra Space, Inc. (“Astra”), as well as a separate acquisition by Astra of Apollo Fusion, Inc., a designer and builder of thruster propulsion systems for satellite programs (“Apollo”). The article included excerpts from an interview with Chris C. Kemp, the Chief Executive Officer of Astra. A copy of the article is set forth below:

Astra to acquire spacecraft propulsion company Apollo Fusion by Jeff Foust — June 7, 2021

Apollo Fusion’s electric thrusters will be integrated into satellite systems being developed by Astra, but will also continue to be sold to other customers. Credit: Apollo Fusion

WASHINGTON — Launch vehicle developer Astra is acquiring Apollo Fusion, a company developing electric propulsion systems for spacecraft, as part of its effort to create vertically integrated space systems.

Astra is purchasing Apollo Fusion for $30 million in stock and $20 million in cash in a deal announced June 7. The deal includes an additional $95 million in earn-out incentives if Apollo Fusion reaches certain technical and revenue milestones.

Astra will incorporate Apollo Fusion’s Apollo Constellation Engine electric propulsion systems in satellite buses the company is developing to provide an integrated solution to customers. Astra revealed its satellite plans in February when it announced it would merge with a special purpose acquisition company (SPAC), Holicity. The companies said the acquisition will close after Astra completes its merger with Holicity later this year.

In an interview, Chris Kemp, chief executive of Astra, said that Apollo Fusion’s thrusters fill a technology gap for those future satellites. “What this is about is adding a really core piece of technology to Astra’s platform,” he said. “It’ll unlock a whole new set of customer opportunities for us.”

“The next puzzle piece is the vertically integrated spacecraft. So, as we started to look at that, what are the core technologies that drive that?” he said. “This engine is one of those key cornerstones of that space platform we’re building.”

Mike Cassidy, chief executive of Apollo Fusion, said customers of both his company’s thrusters and Astra’s rockets were looking for an integrated solution. “A lot of our customers were asking us for the total solution for getting from the ground from the orbit they want to go, and Chris’s customers are asking the same thing,” he said in an interview.

Apollo Fusion, which has sold its Apollo Constellation Engine to several customers, most recently York Space Systems, will continue to market the thruster to other companies. “We are financially motivated to do that part of the deal, and Astra has made very good incentives for us to keep doing that,” Cassidy said.

“Mike has an incredible customer manifest and pipeline, and we want to continue to serve those customers,” Kemp said. “But we’re incorporating what they’re doing into our product as quickly as we can.”

Both companies have emphasized plans for mass production of their systems. Astra has a goal of performing daily launches as soon as the middle of the decade, while Apollo Fusion has emphasized production partnerships that would allow it to manufacture its thrusters in large quantities.

Cassidy said he expects to leverage Astra’s projected launch cadence to speed up development and testing of new thrusters. “The way it is now, we have to wait 9 or 12 months to do a test launch,” he said. “But in the future, we’ll be able to do a test launch in two or four months.”

Kemp said he saw a lot of similarities between the two companies, and having known Cassidy for several years, it was clear that a deal made sense. “It’s really like we’re sister companies and their technology was just a big missing piece of our overall platform,” he said.

A Rocket 3.1 launched by Astra. Credit: Astra/John Kraus

Astra roadmap

Astra’s acquisition of Apollo Fusion is the latest in a series of developments for the company. It announced May 18 a contract with Planet to perform multiple launches of Planet’s imaging satellites in 2022.

Kemp said in the interview that Astra has more than 50 launches under contract, serving a mix of government and commercial customers, although Planet is the first customer it’s publicly announced. “Planet is probably the pioneer in the small satellite space,” he said. “We couldn’t be more proud to have them as the first customer we could announce.”

Astra also disclosed that it has a roadmap to develop larger vehicles, with the goal of placing up to 500 kilograms into orbit. The company did not disclose technical details of that roadmap, or a schedule for producing those larger vehicles.

Kemp said plans for various megaconstellations influenced that roadmap. “We want to converge with what these megaconstellation operators are designing and flying in 2023,” he said. “It’s about being the most responsive launch service provider and also being the best way for us to build our own platform.”

He described an iterative process for gradually scaling up the company’s launch vehicles to achieve that 500-kilogram target. “My goal is to have as many iterations as possible, where the engineers can add these things incrementally,” he said, gradually increasing performance instead of making a big jump from 50 to 500 kilograms.

Up next for Astra is beginning commercial launches. Kemp said the company’s next launch, after a December 2020 flight that nearly reached orbit, is scheduled for this summer. Astra expects to begin monthly launches in the fourth quarter.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company publicly filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) (Registration No. 333- 255703), which includes a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The registration statement became effective on June 4, 2021. The Company’s stockholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. The definitive proxy statement/prospectus is being mailed to stockholders of the Company as of a record date established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders are able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s web site at sec.gov, or by directing a request to: Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Craig McCaw, Chief Executive Officer, (425) 278-7100.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on July 17, 2020, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Secretary, (425) 278-7100. Additional information regarding the interests of such participants is contained in the Registration Statement.

Astra and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This Rule 425 under the Securities Act of 1933 , as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Apollo’s and Astra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Apollo’s and Astra’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the Mergers, the satisfaction of the closing conditions to the Business Combination and the Mergers and the timing of the completion of the Business Combination and the Mergers. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Astra’s and Apollo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Astra following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination or the Mergers, including due to failure to obtain approval of the stockholders of the Company, Apollo or Astra, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement and the Mergers; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or the Mergers or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New Astra’s Class A common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Astra or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the surviving entity’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Astra’s business and/or the ability of the parties to complete the Business Combination or the Mergers; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company, Astra and Apollo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, Astra and Apollo do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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